The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Bellacicco

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A, filed on April 9, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on April 30, 2024, relating to Post-Effective Amendment No. 12 (“PEA No. 12”) to the Trust’s Registration Statement on Form N-1A filed on April 9, 2024, regarding the Kurv Yield Premium Technology Select ETF (now known as the Kurv Technology Titans Select ETF) (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

June 20, 2024

c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Summary Section – Fees and Expenses

Comment #2

In the “Fund Fees and Expenses” section, please provide a completed fee table and expense example table with your response.

Response #2

Please see the completed fee table and expense example below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.99%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses(1)	0.10%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.29%
Fee Waiver(3)	(0.30%)
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement	0.99%

(1)	Other Expenses are estimated for the Fund’s initial fiscal year.
(2)	Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.
(3)	The Fund’s adviser has contractually agreed to waive its fees and reimburse expenses of the Fund until June 30, 2025, so that the Total Annual Operating Expenses After Fee Waiver and Reimbursement (excluding: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) will not exceed 0.79%, of average daily net assets (“Operating Expenses Limitation Agreement”). These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This Operating Expenses Limitation Agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Fund’s adviser, Kurv Investment Management LLC.

June 20, 2024

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in mutual funds and other exchange traded funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (including the effect of the Operating Expenses Limitation Agreement only through June 30, 2025). The figures shown would be the same whether or not you sold your Shares at the end of each period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 101	$ 379

Comment #3

In the lead-in language to the Example in the “Fund Fees and Expenses” section, please add disclosure stating that the example assumes that the fee waiver is in effect only for the time period indicated in the fee table as required by Instruction 4(a) to Item 3 of Form N-1A.

Response #3

The Registrant has added the requested disclosure. Please see the response to Comment #2 above.

Summary Section – Principal Investment Strategies

Comment #4

In the “Principal Investment Strategies” section, please clarify whether the technology companies in which the Fund will invest will be limited to those incorporated in the U.S. or whether such companies may be incorporated in foreign jurisdictions.

Response #4

The Registrant confirms that the Fund may invest in both U.S. and non-U.S. technology companies. Please see the revised disclosure below:

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that primarily invests its assets in ~~the shares of other ETFs as well as the~~ equity securities of, or derivative instruments (e.g. options) relating to, individual ~~companies in the~~U.S. and non-U.S. technology ~~sector~~companies (“Technology Companies”)~~.~~ generally with market capitalizations in excess of $10 billion as well as the shares of other ETFs that invest in Technology Companies. The Fund defines “Technology Companies” to include those companies that provide technology products or services, that benefit from utilizing technology to gain competitive advantages, improve their business processes, products or applications, or that have introduced technologically enabled new products or services that potentially change the way the world works.

June 20, 2024

The Fund will invest in the equity securities of, or derivative instruments (e.g. options) relating to, Technology Companies. The Fund will also invest in the Kurv Yield Premium ETFs (“Underlying Kurv Yield Premium ETFs”) and other Kurv ETFs (“Underlying Other Kurv ETFs” and, together with Underlying Kurv Yield Premium ETFs, the “Underlying Kurv ETFs”), which are ETFs advised by Kurv Investment Management LLC (the “Adviser”), the adviser to the Fund, and, in the case of the Underlying Kurv Yield Premium ETFs, are sub-advised by NEOS Investment Management (“NEOS” or the “Sub-Adviser”). A number of the Underlying Kurv ETFs have a primary investment objective to seek current income, and a secondary investment objective to seek exposure to the share price of the common stock (the “Underlying Security”) of a particular Technology Company (the “Underlying Issuer”), subject to a limit on potential investment gains. ~~The Fund will also invest in the equity securities of, or derivative instruments (e.g. options) relating to,~~In selecting individual Technology Companies to invest in or have exposure to, the Adviser seeks Technology Companies with favorable outlooks, examining characteristics of a particular issuer, such as growth or momentum.

Cash and/or Synthetic Long Exposure

The Fund may gain long exposure via purchasing shares of individual companies or creating a synthetic long position. To achieve a synthetic long exposure, the Fund buys call options of a technology company and, simultaneously, sells put options of the same company to try to replicate the price movements of underlying company. The combination of the long call options and sold put options seek to provide the Fund with investment exposure to the underlying company for the duration of the application option exposure. The notional exposure to an underlying company will not exceed 150% of net asset value. The call options the Fund buys and the put options it sells will be at the same strike price and have the same expiration, however, the amount may differ.

When writing options, the Fund is required to post collateral to assure its performance to the option buyer. The Fund will hold cash and cash-like instruments or high-quality short-term fixed income securities (collectively, “Collateral”). The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) government securities issued by G-10 countries~~, on a hedged or unhedged basis~~ (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom, and the United States); (3) money market funds; (4) fixed income ETFs; and/or (5) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality. The Adviser considers an unrated security to be of comparable quality to a security-rated investment grade if it believes it has a similar low risk of default. The Fund expects to invest in fixed income securities with low duration to minimize interest rate risk and the Fund’s exposure to foreign exchange to be less than 5% of its net assets. Kurv actively manages the Collateral held by the Fund with a view toward enhancing the Fund’s total return.

Covered Call Writing

~~Based on the Advisor’s market forecast~~As part of its strategy, the Fund may write (sell) call option contracts on individual ~~company~~companies to generate income. If the ~~fund~~Fund gains long exposure synthetically, since the Fund does not directly own shares of the company, these written call options will be sold short (i.e., selling a position it does not currently own).

June 20, 2024

It is important to note that the sale of a company’s call option contracts will limit the Fund’s participation in the appreciation in the company’s stock price. If the stock price of the company increases, the above-referenced synthetic and/or holding the underlying stock directly would allow the Fund to experience similar percentage gains. However, if the company’s stock price appreciates beyond the strike price of one or more of the sold (short) call option contracts, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s synthetic and long stock exposure. As a result, the Fund’s overall strategy (i.e., the combination of the synthetic and/or long stock exposure to the company and the sold (short) the company’s call positions) will limit the Fund’s participation in gains in the company’s stock price beyond a certain point.

When the Fund engages in covered call writing with respect to ~~the company~~an underlying stock, it receives cash from the buyer of the call option who in exchange for that cash obtains the right to purchase the company on or before the expiration date at a predetermined price called the strike price. Writing covered call options is also considered long short. Generally, the notional principal amount of written covered call options will not exceed the principal amount of the synthetic or long stock position in the company, however, the Fund may write call options for an amount in excess of the value of a company’s position in the Fund’s portfolio.

Uncovered Call and/or Put Writing

The Fund may also write (i.e., sell) uncovered call options on securities or instruments in which it may invest but that are not currently held by the Fund. The principal reason for writing uncovered call options is to realize income without committing capital to the ownership of the underlying securities or instruments. When writing uncovered call options, the Fund must deposit and maintain sufficient margin with the broker-dealer through which it made the uncovered call option as collateral to ensure that the securities can be purchased for delivery if and when the option is exercised. During periods of declining securities prices or when prices are stable, writing uncovered calls can be a profitable strategy to increase the Fund’s income with minimal capital risk. Uncovered calls are riskier than covered calls because there is no underlying security held by the Fund that can act as a partial hedge. Uncovered calls have speculative characteristics and the potential for loss is unlimited. When an uncovered call is exercised, the Fund must purchase the underlying security to meet its call obligation. There is also a risk, especially with preferred and debt securities that lack sufficient liquidity, that the securities may not be available for purchase. If the purchase price exceeds the exercise price, the Fund will lose the difference.

The Fund also may write (i.e., sell) uncovered put options on securities or instruments in which it may invest but with respect to which the Fund does not currently have a corresponding short position or has not deposited as collateral cash equal to the exercise value of the put option with the broker-dealer through which it made the uncovered put option. The principal reason for writing uncovered put options is to receive premium income and to acquire such securities or instruments at a net cost below the current market value. The Fund has the obligation to buy the securities or instruments at an agreed upon price if the price of the securities or instruments decreases below the exercise price. If the price of the securities or instruments increases during the option period, the option will expire worthless and the Fund will retain the premium and will not have to purchase the securities or instruments at the exercise price.

If the Adviser determines to employ a covered call strategy for a Technology Company for which there is a Kurv Yield Premium Strategy ETF that tracks the same Technology Company, the Adviser may invest in the Kurv Yield Premium Strategy ETF to increase portfolio management efficiency in gaining the same exposure.

June 20, 2024

Current Underlying Kurv ETFs include:

Underlying Kurv ETF (Ticker)	Underlying Issuer
Kurv Yield Premium Strategy Apple (AAPL) ~~Strategy~~ ETF (Ticker: AAPY)	Apple Inc.
Kurv Yield Premium Strategy Amazon (AMZN) ~~Strategy~~ ETF (Ticker: AMZP)	Amazon.com, Inc.
Kurv Yield Premium Strategy Google (GOOGL) ~~Strategy~~ ETF (Ticker: GOOP)	Alphabet Inc.
Kurv Yield Premium Strategy Microsoft (MSFT) ~~Option Income Strategy~~ ETF (Ticker: MSFY)	Microsoft Corporation
Kurv Yield Premium Strategy Netflix (NFLX) ~~Strategy~~ ETF (Ticker: NFLP)	Netflix, Inc.
Kurv Yield Premium Strategy Tesla (TSLA) ~~Strategy~~ ETF (Ticker: TSLP)	Tesla, Inc.
Kurv Enhanced Short Maturity ETF (Ticker: LQID)	Multiple issuers

The Fund may also invest in any Kurv ETF formed in the future that supports the Adviser in meeting the investment objective.

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in the securities of, or ETFs and derivative instruments providing exposure to~~, companies in the technology sector~~ Technology Companies.

The Adviser will endeavor to optimize tax losses. The Fund is classified as “non-diversified” under the 1940 Act.

Due to the investment strategies of some Underlying Kurv ETFs strategy, the Fund’s indirect exposure to gains, if any, of the share price returns of the Underlying Securities is capped. However, the Fund is subject to all potential losses if the shares of the Underlying Securities decrease in value, which may not be offset by income received by the Fund.

The Underlying Kurv Yield Premium ~~Yield~~ ETFs

Each of the Underlying Kurv Yield Premium ETFs uses a synthetic covered call strategy (described below) to seek to provide income and indirect exposure to the share price returns of its Underlying Security, subject to a limit on potential investment gains as a result of the nature of the options strategy it employs. Each Underlying Kurv Yield Premium ETF options contracts provide:

●	indirect exposure to the share price returns of its Underlying Security,
●	current income from the option premiums, and

June 20, 2024

●	a limit on the Underlying Kurv Yield Premium Fund’s participation in gains, if any, of the share price returns of its Underlying Security.

An investment in an Underlying Kurv Yield Premium ETF is not an investment in its Underlying Security.

●	Each Underlying Kurv Yield Premium ETF’s strategy will cap its potential gains if its Underlying Security’s shares increase in value.
●	Each Underlying Kurv Yield Premium ETF’s strategy is subject to all potential losses if its Underlying Security’s shares decrease in value, which may not be offset by income it receives.
●	Underlying Kurv Yield Premium ETF shareholders (including the Fund) may be entitled to any Underlying Security dividends only to the extent that it holds an Underlying Security directly.

Underlying Kurv Yield Premium ETFs – Options Contracts

As part of each Underlying Kurv Yield Premium ETF’s synthetic covered call strategy, it will purchase and sell call and put option contracts that are based on the value of the price returns of the Underlying Security.

●	In general, an option contract gives the purchaser of the option contract the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”).
●	If exercised, an option contract obligates the seller to deliver shares (for a sold or “short” call) or buy shares (for a sold or “short” put) of the underlying asset at a specified price (the “strike price”).
●	Options contracts must be exercised or traded to close within a specified time frame, or they expire.
●	Option contracts may include FLEX options which are customized options contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over-the- counter” (“OTC”) options positions.

Each Underlying Kurv Yield Premium ETF’s options contracts are based on the value of Underlying Security, which gives it the right or obligation to receive or deliver shares of Underlying Security on the expiration date of the applicable option contract in exchange for the stated strike price, depending on whether the option contract is a call option or a put option, and whether the Underlying Kurv Yield Premium ETF purchases or sells the option contract.

June 20, 2024

Underlying Kurv Yield Premium ETFs - Synthetic Covered Call Strategy

In seeking to achieve its investment objective, each Underlying Kurv Yield Premium ETF implements a “synthetic covered call” strategy using options contracts.

●	A traditional covered call strategy is an investment strategy where an investor (the Fund) sells a call option on an underlying security it owns.
●	As part of its synthetic covered call strategy, each Underlying Kurv Yield Premium ETF writes (sells) call option contracts on its Underlying Security to generate income. Since the Underlying Kurv Yield Premium ETF does not directly own Underlying Security, these written call options are sold short (i.e., selling a position it does not currently own). Each Underlying Kurv Yield Premium ETF seeks to capture a portion of Underlying Security’s share price appreciation (generally no more than 15%) in a given month. To do so, the call options written (sold) by each Underlying Kurv ETF will generally have an expiration of 1-month to 12-months (the “Call Period”) and generally have a strike price that is approximately 5%-15% above the then-current Underlying Security share price.

Each Underlying Kurv Yield Premium ETF’s synthetic covered call strategy consists of the following three elements, each of which is described in greater detail under “Additional Information About the Fund” below:

●	Cash and/or synthetic long exposure to its Underlying Security, which allows the Underlying Kurv Yield Premium ETF to seek to participate in the changes, up or down, in the price of Underlying Security.
●	Covered call writing (where Underlying Security call options are sold against the synthetic long portion of the strategy), which allows Underlying Kurv Yield Premium ETF to generate income.
●	Short-dated fixed income instruments, which are used for collateral for the options, and which also generate income.

Each Underlying Kurv Yield Premium ETF’s performance will differ from that of its Underlying Security’s share price. The performance differences will depend on, among other things, the price of its Underlying Security, changes in the price of the Underlying Security options contracts that Underlying Kurv Yield Premium ETF has purchased and sold, and changes in the value of the U.S. Treasuries.

Synthetic Covered Call Strategy – Tax Loss Harvesting

If a specific Underlying Kurv Yield Premium ETF has recently incurred substantial losses, the Fund may choose to redeem (or otherwise exit) its investment in that particular ETF in order to seek to capitalize on tax loss harvesting (a strategy that seeks to minimize the Fund’s capital gains). In that case, the Adviser will use the proceeds from such redemption and invest them in the same synthetic covered call strategy (described above) on the same Underlying Security as that of the redeemed Underlying Kurv Yield Premium ETF. This approach aims to achieve returns akin to those of the redeemed Underlying Kurv Yield Premium ETF in which the Fund was invested. The synthetic covered call strategy will be employed for a minimum of 31 days to adhere to applicable tax rules.

June 20, 2024

Underlying Kurv Yield Premium ETFs’ Return Profile vs Underlying Security

For the reasons stated above, each Underlying Kurv Yield Premium ETF’s performance will differ from that of Underlying Security’s stock price. The performance differences will depend on, among other things, the price of Underlying Security, changes in the price of the Underlying Security options contracts the Underlying Kurv Yield Premium ETF has purchased and sold, the extent to which Underlying Security owns shares directly and changes in the value of the fixed income securities in the portfolio.

Below is a chart plot showing the expected return profile of a share of an Underlying Kurv Yield Premium ETF as compared to the Underlying Security:

The above payoff graph illustrates the option position’s total profit or loss (y-axis) depending on the price of the Underlying Security (x-axis). The strike price of an option is the price at which a put or call option can be exercised. “Breakeven point” is the Underlying Security purchase price minus the premium received from call option sale. The maximum profit potential of a covered call is achieved if the Underlying Security price is at or above the strike price of the call at expiration. Maximum profit is equal to the premium received from the call option sale plus the difference between the strike price and the Underlying Security purchase price. Profit potential is capped and remains constant when the Underlying Security price is greater than the strike price.

Below the strike price, the line slopes downward as the payoff falls in proportion with the Underlying Security price. If the Underlying Security price is below the breakeven price at expiration, the covered call strategy will result in a loss. The loss will be equal to the ending Underlying Security price minus the Underlying Security purchase price plus the call option premium received.

June 20, 2024

The graph is included to illustrate a covered call strategy. Because an Underlying Kurv Yield Premium ETF may sell call options with a variety of expiration dates and strikes, the actual profile of that strategy may vary from that depicted in the charts. For example, the income earned from the sale of options can vary relative to a comparative Underlying Security position where calls have not been sold and the reduced upside potential could begin at a higher, or lower Underlying Security position level than depicted

See “Additional Information About the Fund” below for a more detailed description of the synthetic covered call strategy (which is used by both the Underlying Kurv ETFs and, in the circumstances noted above, the Fund).

None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation to you as to the performance of any Underlying Security.

THE FUND, TRUST, ADVISER, AND SUB-ADVISER ARE NOT AFFILIATED WITH ANY UNDERLYING ISSUER.

Comment #5

With respect to the third sentence in the first paragraph under “Cash and/or Synthetic Long Exposure” within the “Principal Investment Strategies” section, please add disclosure clarifying the level of total notional exposure. For example, that it will not exceed 100% of NAV.

Response #5

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #6

With respect to the last sentence of the first paragraph under “Cash and/or Synthetic Long Exposure” within the “Principal Investment Strategies” section, please confirm that the call options purchased and put options sold will be in the same amount/number of shares.

Response #6

The Registrant notes that the amount of call options purchased and put options sold may not be equal. The Registrant has clarified the disclosure accordingly. Please see the response to Comment #4 above.

Comment #7

The Staff references clause (2) of the third sentence of the second paragraph under “Cash and/or Synthetic Long Exposure” within the “Principal Investment Strategies” section which states: “government securities issued by G-10 countries, on a hedged or unhedged basis”. Please add a disclosure clarifying what the Fund means by this. If applicable, clarify that the Fund will take only a de minimis amount of foreign exchange risk and that the Fund expects to invest in fixed income instruments with a low duration to minimize interest risk. If these investments will be larger, such that exchange risk and interest rate risk will represent principal risks to the Fund, please revise the risk disclosure accordingly.

June 20, 2024

Response #7

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #8

Under “Covered Call Writing” within the “Principal Investment Strategies” section, please disclose that the notional amount of all written call options will be covered in full by ownership of the underlying security or synthetic long positions in the underlying security.

Response #8

The Registrant notes that it may write partially covered call options as well as uncovered call options. The Registrant has updated the disclosure accordingly. Please see the response to Comment #4 above.

Comment #9

Please revise the first sentence of the third paragraph under “Covered Call Writing” within the “Principal Investment Strategies” section to refer to the underlying security rather than the company.

Response #9

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #10

Under “Covered Call Writing” within the “Principal Investment Strategies” section, please add disclosure clarifying when and why the Fund will use a covered call strategy directly rather than indirectly by investing in underlying Kurv Yield Premium ETFs.

Response #10

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #11

Regarding the reference to the “Kurv Yield Premium Microsoft (MSFT) Option Income Strategy ETF” in the table under “Covered Call Writing” within the “Principal Investment Strategies” section, the term “Option Income” does not appear in the ETF’s name. Please revise accordingly.

Response #11

The Registrant has made the requested change. Please see the response to Comment #4 above.

June 20, 2024

Comment #12

With respect to the “Kurv Yield Premium Netflix (NFLX) Strategy ETF, the Staff notes that the Fund has a policy to invest at least 80% of its net assets (plus borrowing for investment purposes) in the securities of, or ETFs and derivative instruments providing exposure to, companies in the technology sector. Please confirm that exposure to Netflix will not be counted towards compliance with this 80% policy, as Netflix appears to be part of the communications services sector.

Response #12

The Registrant notes that the Fund defines “technology companies” to include as those companies as those that provide technology products or services, those that benefit from utilizing technology to gain competitive advantages, improve their business processes, products or applications, or those that have introduced technologically enabled new products or services that potentially change the way the world works. The Registrant believes that Netflix falls within this definition. Please the Fund’s revised disclosure in the response to Comment #4 above.

Comment #13

Reference is made to the following sentence under “Covered Call Writing” within the “Principal Investment Strategies” section:

“The Fund may also invest in any Kurv ETF formed in the future that supports the Adviser in meeting the investment objective.”

Please supplementally confirm that this will not include leveraged and inverse ETFs that Kurv also advises. Note that the Staff may have additional comments if the Fund may invest in such ETFs.

Response #13

The Registrant confirms that this does not include leveraged and inverse ETFs that Kurv also advises and that the Fund will not invest in such funds.

Comment #14

The Staff references the third bullet point under the heading “The Underlying Kurv Yield Premium Yield ETFs” within the “Principal Investment Strategies” section. Please confirm that the reference to the Fund in the bullet point is correct or if it should say “Underlying Kurv Yield Premium ETF.”

Response #14

The Registrant confirms that the reference should be to Underlying Kurv Yield Premium ETF and has revised the disclosure accordingly. Please see the response to Comment #4 above.

Comment #15

In the third bullet point under the heading “An investment in an Underlying Kurv Yield Premium ETF is not an investment in its Underlying Security” within the “Principal Investment Strategies,” please remove underlining.

June 20, 2024

Response #15

The Registrant has made the requested change.

Comment #16

Reference is made to the first sentence under the heading “Underlying Kurv Yield Premium ETFs – Options Contracts” within the “Principal Investment Strategies” section. Please confirm whether the term “Underlying” should precede “Kurv Yield Premium ETF’s” within that sentence.

Response #16

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #17

Reference is made to the first sentence of the second paragraph under the heading “Underlying Kurv Yield Premium ETFs – Options Contracts” within the “Principal Investment Strategies” section. Please confirm whether the term “Underlying” should precede “Kurv ETF’s”.

Response #17

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Comment #18

Under the heading “Synthetic Covered Call Strategy – Tax Loss Harvesting” within the “Principal Investment Strategies” section, please include a graphic showing how profits and losses work in light of the covered call options strategy.

Response #18

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

Additional Information about the Fund’s Investment Objective, Strategies and Risks – Principal Investment Strategies

Comment #19

Reference is made to the second sentence under “Underlying Kurv Yield Premium ETFs Principal Investment Strategies Overview” within the “Principal Investment Strategies” section stating:

“In addition, when seeking to optimize tax losses, the Fund will also use the following investment strategies with respect to one or more Underlying Securities”

June 20, 2024

Please clarify if the Fund will invest in the underlying securities only for tax harvesting purposes, or if it will invest whenever it wants any direct exposure.

Response #19

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

Underlying Kurv Yield Premium ETFs Principal Investment Strategies Overview. The following provides an overview of the investment strategies utilized by each of the Underlying Kurv Yield Premium ETFs (each of which relates to a different Underlying Security). In addition, when seeking direct exposure or to optimize tax losses, the Fund will ~~also~~may use the following investment strategies with respect to one or more Underlying Securities:

Synthetic Exposure to Underlying Share Price Returns

●	The Underlying Kurv Yield Premium ETFs purchase call option contracts on the Underlying Securities generally having one-month to one-year terms and strike prices equal to the then-current price of the Underlying Securities at the time of the purchases to provide the Underlying Kurv Yield Premium ETFs exposure to the upside price returns of the Underlying Securities. As a buyer of call option contracts, each Underlying Kurv Yield Premium ETF pays a premium to the seller of the options contracts to obtain the right to participate in the price returns of the Underlying Security beyond the strike price of the purchased call option contract at expiration (or earlier, if the Underlying Kurv Yield Premium ETF closes the option contract prior to expiration); and

●	The Underlying Kurv Yield Premium ETFs simultaneously sells put option contracts on the Underlying Security to help pay the premium of the purchased call option contracts on the Underlying Securities described above. Each Underlying Kurv Yield Premium ETF sells put option contracts that also generally have one-month to one-year terms and strike prices equal to the then-current price of the Underlying Security at the time of the sales to provide the Underlying Kurv Yield Premium ETF exposure to the downside price returns of the Underlying Security. As a seller of a put option contract, each Underlying Kurv Yield Premium ETF receives a premium from the buyer of the option contract in exchange for the Underlying Kurv Yield Premium ETF’s obligation, if exercised, to purchase the Underlying Security at the strike price if the buyer exercises the option contract.
●	The combination of the purchased call options and the sold put options provides each Underlying Kurv Yield Premium ETF with investment exposure equal to approximately 100% of Underlying Security for the duration of the applicable options exposure.
●	The Fund will only invest in Underlying Kurv ETFs with risk characteristics similar to the Underlying Kurv ETFs identified in the Fund’s investment strategy and that, with respect to any single stock underlying ETFs, the Fund will only invest in covered call funds with investment exposure equal to approximately 100% of the Underlying Security.

June 20, 2024

Cash Exposure to Underlying Stock Price Returns

●	The ~~Fund~~Underlying Kurv Yield Premium ETF may purchase the underlying stock to gain long exposure.

Generating Monthly Income

●	Each Underlying Kurv Yield Premium ETF sells call option contracts that are based on the value of Underlying Security to generate income via option premiums. On a monthly basis or more frequently, an Underlying Kurv Yield Premium ETF will sell call option contracts on the Underlying Security with expiration dates of approximately one month to 12-months at strike prices that are approximately equal to 5%-15% above the then-current share price of the Underlying Security. By doing so, an Underlying Kurv Yield Premium ETF gives up the potential to fully participate in the Underlying Security gains, if any, beyond the strike price of the sold call options in exchange for income received in the form of call option premium. If the price of the Underlying Security is less than the call option’s strike price at the expiration of the contract, the option contract will expire worthless and the Underlying Kurv Yield Premium ETF’s return on the sold call position will be the premium originally received for selling the option contract. If the price of the Underlying Security is greater than the strike price at the expiration of the option contract, the Underlying Kurv Yield Premium ETF will forgo all of the returns that exceed the strike price of the option contract, and there will be a cost to “close out” the now in-the-money call options. The short call options are “closed out” (repurchased) prior to their expiration so that the Underlying Kurv Yield Premium ETF will not get assigned the, now, in-the-money call options. At times the call options may be “rolled” instead of simply closed. This is to say, new call options are simultaneously sold to open a new short call position, while the previously sold calls are repurchased to close out the original short call position.

~~● Each Underlying Kurv Yield Premium ETF purchases short-dated fixed income instruments with maturities selected primarily based on their ability to deliver consistent income, subject to prudent risk management. Short-dated fixed income instruments include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public or private-sector entities. The Fund’s sale of call option contracts to generate income limits the degree to which the Fund will participate in increases in stock price of the underlying stock. This means that if the underlying stock experiences an increase in stock price, the Fund will likely not experience that increase to the same extent (i.e., there is no participation beyond the level of the strike price of the sold call option contracts) and may result in the Fund significantly underperforming the underlying stock. The degree of participation in the underlying stock gains will depend on the strike price of the short call option contracts and prevailing market conditions, especially market volatility, at the time the Fund sells the call option contracts. The potential for upside returns on the underlying stock will also depend on whether the Fund fully “covers” its potential upside price return exposure to the underlying stock by virtue of its sold call option contracts. If the Fund fully covers the upside price return exposure to the underlying stock, the Fund’s potential upside to the underlying stock’s price returns will be completely capped at the sold call options’ strike price, meaning the Fund may forgo all price returns experienced by the underlying stock beyond the strike price. If the Fund partially covers its potential upside return exposure with the sold call option, the Fund will have muted returns beyond the strike price of the sold call option to the extent that the underlying stock’s share price appreciates beyond the strike price. If the fund holds shares of the underlying stock, stock dividend may also generate additional income.~~

June 20, 2024

●	Each Underlying Kurv Yield Premium ETF’s sale of call option contracts to generate income limits the degree to which the Underlying Kurv Yield Premium ETF will participate in increases in the share price of the Underlying Security. This means that if the Underlying Security experiences an increase in share price, the Underlying Kurv Yield Premium ETF will likely not experience that increase to the same extent (i.e., there is no participation beyond the level of the strike price of the sold call option contracts) and may result in the Underlying Kurv Yield Premium ETF significantly underperforming the Underlying Security. The degree of participation in the Underlying Security gains will depend on the strike price of the short call option contracts and prevailing market conditions, especially market volatility, at the time the Underlying Kurv Yield Premium ETF sells the call option contracts. The potential for upside returns on the Underlying Security will also depend on whether an Underlying Kurv Yield Premium ETF fully “covers” its potential upside price return exposure to the Underlying Security by virtue of its sold call option contracts. If an Underlying Kurv Yield Premium ETF fully covers the upside price return exposure to the Underlying Security, the Underlying Kurv Yield Premium ETF’s potential upside to the Underlying Security’s price returns will be completely capped at the sold call options’ strike price, meaning the Underlying Kurv Yield Premium ETF may forgo all price returns experienced by the Underlying Security beyond the strike price. If an Underlying Kurv Yield Premium ETF partially covers its potential upside return exposure with the sold call option, the Underlying Kurv Yield Premium ETF will have muted returns beyond the strike price of the sold call option to the extent that the Underlying Security’s share price appreciates beyond the strike price. . If the Underlying Kurv Yield Premium ETF holds shares of the underlying stock, stock dividends may also generate additional income.

The sale of call option contracts will offset losses experienced by an Underlying Security only to the extent of premiums received from such sold call option contracts. The Underlying Kurv Yield Premium ETFs expect to participate in all the underlying share price return losses over the duration of the options contracts (e.g., if the Underlying Security decreases in value by 5%, the Underlying Kurv Yield Premium ETF should be expected to decrease in value by approximately 5%, before Underlying Kurv Yield Premium ETF fees and expenses) beyond the income received from the sold call option contract premiums.

Comment #20

Regarding the first bullet point under “Synthetic Exposure to Underlying Share Price Returns” within the “Principal Investment Strategies” section, please clarify that the Fund will only invest in underlying Kurv ETFs with risk characteristics similar to the underlying Kurv ETFs identified in the strategy and that, with respect to any single stock underlying ETFs, the Fund will consider only covered call funds with investment exposure equal to approximately 100% of the underlying security.

June 20, 2024

Response #20

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #19 above.

Comment #21

The term “Fund” is used throughout page 17 of the Prospectus, but it is unclear whether the disclosure refers to the Fund or the Underlying Kurv Yield Premium ETFs. Please ensure that any references to the “Fund” are appropriate.

Response #21

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #19 above.

Comment #22

The third paragraph under “Generating Monthly Income” within the “Principal Investment Strategies” section largely repeats the disclosure in the previous paragraph. Please revise or explain how the two paragraphs differ.

Response #22

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #19 above.

Comment #23

Reference is made to the heading “Exchange Traded Options Portfolio” within the “Principal Investment Strategies” section where FLEX options are discussed. Please disclose the use of FLEX options in the principal investment strategy discussion in the summary prospectus.

Response #23

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #4 above.

SAI

Investment Restrictions and Policies

Comment #24

Per section 8(b)(1) of the 1940 Act in Item 16 of Form N-1A, please make the following revision to the language under “Fundamental Policies” within the “Investment Restrictions and Policies” section as follows (requested revisions in bold and underline):

June 20, 2024

“The Fund may not concentrate its investments in a particular industry or group of industries, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.”

Response #24

The Registrant has revised the investment restriction in response to the comment. Please see the revised investment restriction below:

7.	The Fund may not concentrate its investments in a particular industry or group of industries, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum